Symetra Financial Corporation 777 108th Avenue NE, Suite 1200 Bellevue, WA 98004-5135 Mailing Address: PO Box 34690 Seattle, WA 98124-1690 Phone 1.800.796.3872 TTY/TDD 1.800.833.6388 www.symetra.com

December 18, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-00001

RE:	Symetra Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 File No. 001-33808

Dear Mr. Rosenberg:

Set forth below are the responses of Symetra Financial Corporation (the “Company”) to the December 6, 2012 comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  The Staff’s comments are set forth in bold typeface below followed by the Company’s responses.

Business
Products, page 9

1.
You state that your universal life insurance policies and fixed annuities products have minimum guaranteed crediting rates. Please provide us proposed disclosure to be included in future periodic reports that quantifies the distribution of annuity and universal life account values at the different minimum guaranteed crediting rates.

In response to the Staff’s comment, we will revise our Item 1 – “Business” to include such disclosure.  Beginning in our Annual Report on Form 10-K for the year ending December 31, 2012, we will revise our disclosure as follows (underline indicates additions, ~~strikeouts~~ represent deletions):

Retirement Division
Deferred Annuities

Our most popular fixed-rate products are our Custom and Select series that offer five- and seven-year surrender charge periods and a choice of three-, five-, or seven-year initial guaranteed interest rate periods. After the initial guaranteed interest rate period, the crediting rate for any given deposit is subject to change annually, at our discretion (subject to the minimum guaranteed rate) based upon competitive factors, portfolio earnings rate, prevailing market rates, product profitability and our judgment as to the impact any such change would have on our relationships with our customers and distribution partners. ~~We may adjust the crediting rate annually or after the initial guaranteed interest rate expires, if applicable, for any given deposit. Most of our recently issued annuity contracts have lifetime minimum guaranteed crediting rates between 1.0% and 1.5%.~~ We have adjusted, and will continue to adjust, crediting rates in an attempt to maintain our interest spreads on new business, as well as in-force business. The following table presents our account values by lifetime minimum guaranteed crediting rate and differences from the current crediting rate, as of December 31, 2012.

Account Value
	At Contractual	1 - 50bps	51 - 150bps	More than 150bps
Lifetime Contractual Minimum	Minimum	Above Minimum	Above Minimum	Above Minimum
Guaranteed Interest Rate	Guarantee	Guarantee	Guarantee	Guarantee	Total
Fixed Deferred Annuities
1.0	$ XX	$ XX	$ XX	$ XX	$	XX
1.5	XX	XX	XX	XX		XX
2.0	XX	XX	XX	XX		XX
3.0	XX	XX	XX	XX		XX
>3.0%	XX	XX	XX	XX		XX
Total	$ XX	$ XX	$ XX	$ XX	$	XX
Percentage of Total	XX %	XX %	XX %	XX %		XX	%

Individual Life Division

We credit interest on policyholder account balances at a rate determined by us, but not less than a contractually guaranteed minimum. ~~Our in force universal life insurance policies, excluding SPL, generally have minimum guaranteed crediting rates ranging from 3.0% to 4.5% for the life of the policy.~~ Our universal life products have contractual provisions that allow crediting rates to be reset at contractually defined intervals, subject to minimum crediting rate guarantees. We have adjusted, and will continue to adjust, crediting rates in an attempt to maintain our interest spreads on new business, as well as in-force business. The following table presents our account values by lifetime minimum guaranteed crediting rate and differences from the current crediting rate, as of December 31, 2012.

Account Value
At
	Contractual	Above
	Minimum	Minimum
Lifetime Contractual Minimum Guaranteed Interest Rate	Guarantee	Guarantee	Total
Universal Life Insurance
>2.0% - 3.0%	XX	XX		XX
>3.0% - 4.0%	XX	XX		XX
>4.0% - 5.0%	XX	XX		XX

Total	$ XX	$ XX	$	XX
Percentage of Total	XX %	XX %		XX	%

Risk Factors
Fluctuations in interest rates and interest rate spreads could impact sales, profitability or cash flows of interest-rate sensitive products, page 27

2.
You state that fluctuations, mainly prolonged periods of low or declining interest rates and interest rate spreads could negatively impact sales, profitability and/or cash flows of interest-rate sensitive products, reduce investment income and increase prepayment risk. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

In response to the Staff’s comment, we will revise our MD&A to include such disclosure. We will add a cross-reference in the Risk Factors to Item 7 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  Beginning in our Annual Report on Form 10-K for the year ending December 31, 2012, we will revise our disclosure as follows (underline indicates additions):

Impact of Low Interest Rate Environment

Our annuity and life insurance products expose us to the risk that declines in interest rates will reduce our interest spread, or the difference between the investment income we earn and the interest we credit to our customers. Our interest spread is a key component of our profitability, and a prolonged low interest rate environment may negatively affect interest spreads on interest-sensitive business.

The low interest rate environment has reduced investment yields; however, to mitigate this negative impact, on many of our products we are able to decrease interest crediting rates. In a prolonged low interest rate environment, our ability to lower interest crediting rates could be limited by competition, regulatory approval, or contractual guarantees of minimum rates and may not match the timing or magnitude of changes in asset yields. Additionally, the expected duration of our liabilities may increase, primarily due to lower lapses. Further, on our immediate annuities we are unable to reduce the benefit payments. As a result of these factors, our interest spread could decrease. We have been and continue to be proactive in our asset-liability management, product design, and crediting rate strategies in an attempt to protect our interest spreads and mitigate the risk of unfavorable consequences in this type of environment.

We expect interest rates to remain low in the near future, which may result in shortening the duration of our assets, as borrowers prepay fixed maturities and commercial mortgage loans in order to borrow at lower market rates. We may receive fees related to these prepayments, which are recorded in net investment income. Such fees help maintain current period yields; however, reinvestment of the proceeds and other cash flows generated by our portfolios at current market rates will result in lower investment income in the future. We estimate that we will reinvest approximately $XXX of our current portfolio in 2013. We plan to continue to invest in commercial mortgage loans that we originate and high-quality foreign corporate securities to obtain higher yields relative to public U.S. dollar denominated corporate bonds and to help mitigate the potential impacts of reinvestment in this low interest rate environment.

Low interest rates have had, and will continue to have, a negative impact on sales of annuities and universal life insurance contracts, including BOLI contracts. [Discussion to be added regarding sales of fixed annuities in 2012, pending year-end results].  Low interest rates may also cause us to suspend sales of certain products. For example, in 2011 we suspended sales of our Select 3 fixed annuity product.

We will continue to be proactive in executing our strategies to mitigate the negative impact of a sustained low interest rate environment on our profitability. However, the success of these strategies may be affected by the factors discussed in Item 1A— “Risk Factors” and other factors as discussed herein.

Notes to Consolidated Financial Statements
Note 16. Dividends, page 149

3.
In addition to the restrictions on the amount of dividends paid from the subsidiaries to the parent company that you have disclosed, please provide us proposed disclosure to be included in future periodic reports to comply with Rule 4-08(e) of Regulation S-X to also disclose the nature of restrictions and the amount of the retained earnings or net income restricted or free of restriction for payment of dividends by Symetra Financial Corporation to its stockholders.

In response to the Staff’s comment, we will modify our disclosures (underline indicated additions, ~~strikeouts~~ represent deletions) beginning in our Annual Report on Form 10-K for the year ending December 31, 2012 as follows:

16. Dividends

The Company’s insurance subsidiaries are restricted by state regulations as to the aggregate amount of dividends they may pay to their parent company in any consecutive 12-month period without regulatory approval. Accordingly, based on statutory limits as of December 31, 2011, the Company was eligible to receive dividends from its insurance subsidiaries during 2012 without obtaining regulatory approval as long as the aggregate dividends paid over the twelve months preceding any dividend payment date in 2012 did not exceed $182.3. The total amount of dividends received by the Company from its insurance subsidiaries during 2012 was $XX.X. Based on state regulations as of December 31, 2012, the Company is eligible to receive dividends from its insurance subsidiaries during 2013 without obtaining regulatory approval as long as the aggregate dividends paid over the 12 months preceding any dividend payment date in 2013 do not exceed $XXX. More information about the capital requirements of the Company’s insurance subsidiaries can be found in Note 17 – Statutory-Basis Information.

There are no regulatory restrictions on the ability of Symetra Financial Corporation to pay dividends. The declaration and payment of future dividends to our common stock and warrant holders will be at the discretion of the Company’s Board of Directors and will be dependent on, and may be limited by many factors including the receipt of dividends from the Company’s insurance subsidiaries, the capital requirements of the Company’s insurance subsidiaries, the Company’s financial conditions and operating results, compliance with covenants of the Company’s revolving credit facility, the Company’s credit and financial strength ratings, and such other factors as the Board of Directors deems relevant. More information about the covenants of the Company’s revolving credit facility can be found in Note 12 – Notes Payable and Credit Facilities.

Note 17. Statutory-Basis Information, page 149

4.	Please address the following as proposed disclosure to be included in future periodic reports:

- Include the statutory capital and surplus for your insurance subsidiaries in addition to Symetra Life Insurance Company.

We will add a section for statutory capital and surplus to the table within Note 17 for all insurance subsidiaries.

- Include the minimum statutory amounts for all three subsidiaries. Refer to ASC 944-505-50(1)(b).

We will include the minimum statutory amounts, in the aggregate, for all three subsidiaries.

- Regarding the risk-based capital requirements, quantify the amount that the ratios were exceeded or include a statement that the minimum amount is not significant to the actual amount.

We will include a statement that each of our insurance subsidiaries exceeded the minimum RBC requirements, indicating that the minimum amount is not significant to the actual amount.

- Include the disclosure required by ASC 944-505-50(2-4) and 50(6) as applicable.

There are no material differences between NAIC practices and the Company’s statutory practices. This fact has been included in our revised disclosure.

In response to the Staff’s comment, we will modify our disclosures (underline indicated additions, ~~strikeouts~~ represent deletions) beginning in our Annual Report on Form 10-K for the year ending December 31, 2012 as follows:

17. Statutory-Basis Information

The Company’s insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred and establishing future policy benefit liabilities using different actuarial assumptions, as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Permitted statutory accounting practices encompass all accounting practices not so prescribed, which have been specifically allowed by state insurance authorities. Our insurance subsidiaries have no material permitted accounting practices.

The statutory net income (loss) and statutory capital and surplus for the Company’s insurance subsidiaries are as follows:

Years Ended December 31,
	2012		2011		2010
Statutory Net Income (Loss)
Symetra Life Insurance Company	$	XX	$	XX	$	XX
First Symetra National Life Insurance Company of New York		XX		XX		XX
Symetra National Life Insurance Company		XX		XX		XX
 ~~Total~~	~~$~~	~~XX~~	~~$~~	~~XX~~	~~$~~	~~XX~~

Statutory Capital and Surplus
Symetra Life Insurance Company(1)		XX		XX		XX
First Symetra National Life Insurance Company of New York		XX		XX		XX
Symetra National Life Insurance Company		XX		XX		XX
___________

(1)
Symetra Life Insurance Company’s surplus includes the surplus of its two wholly owned subsidiaries, First Symetra National Life Insurance Company of New York and Symetra National Life Insurance Company

~~Statutory capital and surplus for Symetra Life Insurance Company was $1,822.8 and $1,752.3 for the years ended December 31, 2011 and 2010, respectively.~~

~~Life and health insurance companies are subject to certain risk-based capital requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on various risk factors related to it. At December 31, 2011 and 2010, Symetra Life Insurance Company and its subsidiaries met the minimum risk-based capital requirements.~~

Each of the insurance subsidiaries’ state of domicile imposes minimum risk–based capital (RBC) requirements that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of RBC specify various weighting factors that are applied to the financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified correction action. As of December 31, 2012 and 2011 each of the Company’s insurance subsidiaries exceeded the minimum RBC requirements of 200%, and maintained risk-based capital ratios in excess of XXX%. The Company’s insurance subsidiaries’ minimum statutory capital and surplus necessary to satisfy regulatory requirements in the aggregate was $XXX.X at December 31, 2012, of which XX% was attributable to Symetra Life Insurance Company.

The Company’s insurance subsidiaries are subject to certain insurance department regulatory restrictions as to the payment of dividends to their parent company. More information on the restrictions on the payment of dividends can be found in Note 16 – Dividends.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (425) 256–5185.

Sincerely,

By:	/s/ Margaret A. Meister
Name: Margaret A. Meister
Title: Executive Vice President and Chief Financial Officer

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